ITEM 77C
               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         On January 8, 2001, Investors Equity Fund, a series of Forum Funds, merged with and into Large Cap Core Fund, a series of Stratevest Funds, another investment company. Shareholders of Investors Equity Fund approved the fund's merger into Stratevest Large Cap Core Fund by a vote of 3,294,079.808 in favor and 0 against with 543.128 abstaining, at a special shareholders' meeting held on December 1, 2000. The registration statement of Stratevest Funds as filed via EDGAR on November 14, 2000 (accession number 0001119381-00-000011) includes the Agreement and Plan of Reorganization underlying the merger of Investors Equity Fund and Stratevest Large Cap Core Fund and is incorporated by reference. Forum Funds continues to operate as a registered investment company under the Investment Company Act of 1940, as amended.